UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DSW Inc.

(Name of Issuer)

Class A Common Shares, without par value

(Title of Class of Securities)

23334L102

(CUSIP Number)

Proskauer Rose LLP

Attn: John Yarbrough, Esq.

1001 Pennsylvania Avenue, NW, Suite 400 South

Washington, DC 20004

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Matthew Deshe 1987 Subchapter S Trust (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 64,612 (2)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 64,612 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.1% (3)
12.	Type of reporting person (see instructions) OO

(1)	Ari Deshe is trustee.
(2)	Includes 32,306 Class A Common Shares and 32,306 Class B Common Shares. The 32,306 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Ari Deshe has dispositive power over the shares held by the Daniel Michael Deshe 1987 Subchapter S Trust; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2013. As reported in DSW Inc.’s Current Report on Form 8-K, filed with the SEC on November 4, 2013, DSW Inc. distributed approximately 45,196,032 Class A Common Shares, without par value, as a result of a two-for-one forward stock split.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dara Lauren Deshe 1985 Subchapter S Trust (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 64,612 (2)
	8.	Shared dispositive power 00,000
9.	Aggregate amount beneficially owned by each reporting person 64,612 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.1% (3)
12.	Type of reporting person (see instructions) OO

(1)	Ari Deshe is trustee.
(2)	Includes 32,306 Class A Common Shares and 32,306 Class B Common Shares. The 32,306 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Ari Deshe has dispositive power over the shares held by the Dara Lauren Deshe 1985 Subchapter S Trust; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Scott Deshe 1983 Subchapter S Trust (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 64,612 (2)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 64,612 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.1% (3)
12.	Type of reporting person (see instructions) OO

(1)	Ari Deshe is trustee.
(2)	Includes 32,306 Class A Common Shares and 32,306 Class B Common Shares. The 32,306 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Ari Deshe has dispositive power over the shares held by the David Scott Deshe 1983 Subchapter S Trust; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elie Michael Deshe 1983 Subchapter S Trust (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 64,612 (2)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 64,612 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.1% (3)
12.	Type of reporting person (see instructions) OO

(1)	Ari Deshe is trustee.
(2)	Includes 32,306 Class A Common Shares and 32,306 Class B Common Shares. The 32,306 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Ari Deshe has dispositive power over the shares held by the Elie Michael Deshe 1983 Subchapter S Trust; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jerome Schottenstein 2011 Subchapter S Trust No. 4 (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 407,178 (2)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 407,178 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.5% (3)
12.	Type of reporting person (see instructions) OO

(1)	Elie Michael Deshe is the trustee.
(2)	Includes 203,589 Class A Common Shares and 203,589 Class B Common Shares. The 203,589 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Elie Michael Deshe has dispositive power over the shares held by the Jerome Schottenstein 2011 Subchapter S Trust No. 4; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jerome Schottenstein 2011 Subchapter S Trust No. 5 (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 407,178 (2)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 407,178 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.5% (3)
12.	Type of reporting person (see instructions) OO

(1)	David Scott Deshe is the trustee.
(2)	Includes 203,589 Class A Common Shares and 203,589 Class B Common Shares. The 203,589 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, David Scott Deshe has dispositive power over the shares held by the Jerome Schottenstein 2011 Subchapter S Trust No. 5; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jerome Schottenstein 2011 Subchapter S Trust No. 6 (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 407,178 (2)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 407,178 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.5% (3)
12.	Type of reporting person (see instructions) OO

(1)	Dara Lauren Deshe is the trustee.
(2)	Includes 203,589 Class A Common Shares and 203,589 Class B Common Shares. The 203,589 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Dara Lauren Deshe has dispositive power over the shares held by the Jerome Schottenstein 2011 Subchapter S Trust No. 6; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jerome Schottenstein 2011 Subchapter S Trust No. 7 (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 407,178 (2)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 407,178 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.5% (3)
12.	Type of reporting person (see instructions) OO

(1)	Daniel Mathew Deshe is the trustee.
(2)	Includes 203,589 Class A Common Shares and 203,589 Class B Common Shares. The 203,589 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Daniel Mathew Deshe has dispositive power over the shares held by the Jerome Schottenstein 2011 Subchapter S Trust No. 7; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saul Schottenstein 2002 Trust No. 2 (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 760,370 (2)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 760,370 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.9% (3)
12.	Type of reporting person (see instructions) OO

(1)	Ann Deshe is trustee.
(2)	Includes 380,185 Class A Common Shares and 380,185 Class B Common Shares. The 380,185 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Ann Deshe has dispositive power over the shares held by the Saul Schottenstein 2002 Trust No. 2; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Matthew Deshe 1998 Irrevocable Trust (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 251,230 (2)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 251,230 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.3% (3)
12.	Type of reporting person (see instructions) OO

(1)	Ari Deshe is trustee.
(2)	Includes 125,615 Class A Common Shares and 125,615 Class B Common Shares. The 125,615 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Ari Deshe has dispositive power over the shares held by The Daniel Matthew Deshe 1998 Irrevocable Trust; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dara Lauren Deshe 1998 Irrevocable Trust (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 251,230 (2)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 251,230 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.3% (3)
12.	Type of reporting person (see instructions) OO

(1)	Ari Deshe is trustee.
(2)	Includes 125,615 Class A Common Shares and 125,615 Class B Common Shares. The 125,615 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Ari Deshe has dispositive power over the shares held by The Dara Lauren Deshe 1998 Irrevocable Trust; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Scott Deshe 1998 Irrevocable Trust (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 251,230 (2)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 251,230 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.3% (3)
12.	Type of reporting person (see instructions) OO

(1)	Ari Deshe is trustee.
(2)	Includes 125,615 Class A Common Shares and 125,615 Class B Common Shares. The 125,615 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Ari Deshe has dispositive power over the shares held by The David Scott Deshe 1998 Irrevocable Trust; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elie Michael Deshe 1998 Irrevocable Trust (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 251,230 (2)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 251,230 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.3% (3)
12.	Type of reporting person (see instructions) OO

(1)	Ari Deshe is trustee.
(2)	Includes 125,615 Class A Common Shares and 125,615 Class B Common Shares. The 125,615 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Ari Deshe has dispositive power over the shares held by The Elie Michael Deshe 1998 Irrevocable Trust; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ann and Ari Deshe Family Foundation (1)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 24,000
	6.	Shared voting power 0
	7.	Sole dispositive power 24,000
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 24,000
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.1% (2)
12.	Type of reporting person (see instructions) OO

(1)	Ann and Ari Deshe are co-trustees.
(2)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ari Deshe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 10,414
	6.	Shared voting power 24,000 (1)
	7.	Sole dispositive power 1,273,782 (2)
	8.	Shared dispositive power 24,000 (1)
9.	Aggregate amount beneficially owned by each reporting person 1,297,782
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 1.6% (3)
12.	Type of reporting person (see instructions) IN

(1)	Represents 24,000 Class A Common Shares held in the Ann and Ari Deshe Family Foundation, to which the Reporting Person serves as co-trustee.
(2)	Includes 10,414 Class A Common Shares individually owned. Also includes dispositive power, as trustee, over 125,615 Class A Common Shares and 125,615 Class B Common Shares held by each of the Daniel Matthew Deshe 1998 Irrevocable Trust, the Dara Lauren Deshe 1998 Irrevocable Trust, the David Scott Deshe 1998 Irrevocable Trust and the Elie Michael Deshe 1998 Irrevocable Trust, respectively. Also includes dispositive power, as trustee, over 32,306 Class A Common Shares and 32,306 Class B Common Shares held by each of the Daniel Matthew Deshe 1987 Subchapter S Trust, the Dara Lauren Deshe 1985 Subchapter S Trust, the David Scott Deshe 1983 Subchapter S Trust and the Elie Michael Deshe 1983 Subchapter S Trust, respectively. Such Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ann Deshe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 24,000 (1)
	7.	Sole dispositive power 760,370 (2)
	8.	Shared dispositive power 24,000 (1)
9.	Aggregate amount beneficially owned by each reporting person 784,370
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.9% (3)
12.	Type of reporting person (see instructions) IN

(1)	Represents 24,000 Class A Common Shares held by the Ann and Ari Deshe Family Foundation, to which the Reporting Person serves as co-trustee.
(2)	Includes 24,000 Class A Common Shares held by the Ann and Ari Deshe Family Foundation and 380,185 Class A and 380,185 Class B Common Shares held by the Saul Schottenstein 2002 Trust No. 2, to which the Reporting Person serves as trustee. The 380,185 Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis subject to a right of first offer in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement. Upon conversion, such Class A Common Shares are subject to contractual limitations on resale pursuant to the terms of the Voting Agreement. As trustee, Ann Deshe has dispositive power over the shares held by the Saul Schottenstein 2002 Trust No. 2; however, such shares are subject to an irrevocable proxy to vote in favor of Jay L. Schottenstein granted pursuant to the terms of the Voting Agreement.
(3)	Based on 82,990,667 Class A Common Shares outstanding as of November 30, 2013, as reported in DSW Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on December 6, 2013.

Item 1.	(a)	Name of Issuer:

DSW Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

810 DSW Drive Columbus, OH 43219

Item 2.	(a) through (c):

This Amendment No. 3 to Schedule 13G is being filed by the following individuals and entities, all of which are either residents of or entities formed in the United States and having the principal address of 16047 Collins Ave., Apt. 1104, Sunny Isles Beach, FL 33060 (each, a “Reporting Person,” and together, the “Reporting Persons”):

Daniel Matthew Deshe 1987 Subchapter S Trust

Dara Lauren Deshe 1985 Subchapter S Trust

David Scott Deshe 1983 Subchapter S Trust

Elie Michael Deshe 1983 Subchapter S Trust

Jerome Schottenstein 2011 Subchapter S Trust No. 4

Jerome Schottenstein 2011 Subchapter S Trust No. 5

Jerome Schottenstein 2011 Subchapter S Trust No. 6

Jerome Schottenstein 2011 Subchapter S Trust No. 7

Saul Schottenstein 2002 Trust No. 2

Daniel Matthew Deshe 1998 Irrevocable Trust

Dara Lauren Deshe 1998 Irrevocable Trust

David Scott Deshe 1998 Irrevocable Trust

Elie Michael Deshe 1998 Irrevocable Trust

Ari Deshe

Ann and Ari Deshe Family Foundation

Ann Deshe

	(d)	Title of Class of Securities

Class A Common Stock, without par value.

	(e)	CUSIP Number

23334L102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Amendment No. 3 to Schedule 13G and associated footnotes, which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014	/s/ Ari Deshe
Ari Deshe

Date: February 13, 2014	/s/ Ann Deshe
Ann Deshe

Date: February 13, 2014	Daniel Matthew Deshe 1987 Subchapter S Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	Dara Lauren Deshe 1985 Subchapter S Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	David Scott Deshe 1983 Subchapter S Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	Elie Michael Deshe 1983 Subchapter S Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	Jerome Schottenstein 2011 Subchapter S Trust No. 4

	By:	/s/ Elie Michael Deshe
	Name:	Elie Michael Deshe
	Title:	Trustee

Date: February 13, 2014	Jerome Schottenstein 2011 Subchapter S Trust No. 5

	By:	/s/ David Scott Deshe
	Name:	David Scott Deshe
	Title:	Trustee

Date: February 13, 2014	Jerome Schottenstein 2011 Subchapter S Trust No. 6

	By:	/s/ Dara Lauren Deshe
	Name:	Dara Lauren Deshe
	Title:	Trustee

Date: February 13, 2014	Jerome Schottenstein 2011 Subchapter S Trust No. 7

	By:	/s/ Daniel Mathew Deshe
	Name:	Daniel Mathew Deshe
	Title:	Trustee

Date: February 13, 2014	Saul Schottenstein 2002 Trust No. 2

	By:	/s/ Ann Deshe
	Name:	Ann Deshe
	Title:	Trustee

Date: February 13, 2014	Daniel Matthew Deshe 1998 Irrevocable Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	Dara Lauren Deshe 1998 Irrevocable Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	David Scott Deshe 1998 Irrevocable Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	Elie Michael Deshe 1998 Irrevocable Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	Ann and Ari Deshe Family Foundation

	By:	/s/ Ann Deshe
	Name:	Ann Deshe
	Title:	President

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of DSW Inc.

EXECUTED this 13th day of February, 2014.

Date: February 13, 2014	/s/ Ari Deshe
Ari Deshe

Date: February 13, 2014	/s/ Ann Deshe
Ann Deshe

Date: February 13, 2014	Daniel Matthew Deshe 1987 Subchapter S Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	Dara Lauren Deshe 1985 Subchapter S Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	David Scott Deshe 1983 Subchapter S Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	Elie Michael Deshe 1983 Subchapter S Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	Jerome Schottenstein 2011 Subchapter S Trust No. 4

	By:	/s/ Elie Michael Deshe
	Name:	Elie Michael Deshe
	Title:	Trustee

Date: February 13, 2014	Jerome Schottenstein 2011 Subchapter S Trust No. 5

	By:	/s/ David Scott Deshe
	Name:	David Scott Deshe
	Title:	Trustee

Date: February 13, 2014	Jerome Schottenstein 2011 Subchapter S Trust No. 6

	By:	/s/ Dara Lauren Deshe
	Name:	Dara Lauren Deshe
	Title:	Trustee

Date: February 13, 2014	Jerome Schottenstein 2011 Subchapter S Trust No. 7

	By:	/s/ Daniel Mathew Deshe
	Name:	Daniel Mathew Deshe
	Title:	Trustee

Date: February 13, 2014	Saul Schottenstein 2002 Trust No. 2

	By:	/s/ Ann Deshe
	Name:	Ann Deshe
	Title:	Trustee

Date: February 13, 2014	Daniel Matthew Deshe 1998 Irrevocable Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	Dara Lauren Deshe 1998 Irrevocable Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	David Scott Deshe 1998 Irrevocable Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	Elie Michael Deshe 1998 Irrevocable Trust

	By:	/s/ Ari Deshe
	Name:	Ari Deshe
	Title:	Trustee

Date: February 13, 2014	Ann and Ari Deshe Family Foundation

	By:	/s/ Ann Deshe
	Name:	Ann Deshe
	Title:	President